EXHIBIT 1

NEWS RELEASE

COMC, INC.
2840 Howe Road, Suite D
Martinez, CA 94553

January 11, 2001
For Immediate Release

Contact: Christopher R. Smith (925) 335-4000 Chief Executive Officer, President
         & Chief Financial Officer


COMC, INC. COMPLETES DELAWARE REINCORPORATION

SAN FRANCISCO, CA (January 11, 2001) - COMC, INC. (OTC-CINJ.OB) announced that today it had completed the process to reincorporate COMC as a Delaware corporation. The reincorporation, which was approved by more than two-thirds of COMC's shareholders at COMC's annual meeting in November, has a number of advantages for COMC: the Delaware legislature is responsive to business needs of corporations and acts quickly to enact relevant new laws; Delaware has extensive case law on corporate issues, thereby providing corporations with more certainty about the application of laws in specific circumstances; Delaware state courts that specialize in corporate law have developed an expertise in dealing with corporate issues; and Delaware has developed a sharper definition of director responsibilities so that boards may act with greater certainty on issues affecting shareholders. COMC is the parent company of ICF Communication Solutions, Inc., and is a technology service company in the telecommunications industry with a rapidly expanding national geographic service coverage area. Through its wholly owned subsidiary ICF, COMC designs, implements, supports and manages LAN/WAN computer network systems, voice communication network systems and premise wiring for both data and voice. COMC's common stock is currently included for quotation on the OTC Bulletin Board under the symbol CINJ.OB.